Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME (LOSS) PER SHARE

For the years ended December 31, 2005 and December 31, 2004

	2005	2004
Net income	$254,238	$12,940
Preferred Stock dividend requirements	26,400	21,300

Net income (loss) attributable to common stockholders	$227,838	$(8,360)

Weighted average number of common and dilutive common equivalent shares outstanding	11,930,298	11,712,306

Net income (loss) per common share	$0.02	$—